Exhibit 99.1
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                                                        [SANOFI~SYNTHELABO LOGO]


[GRAPHIC] INVESTOR RELATIONS


                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS
                            EXPIRATION DATE OF OFFERS

PARIS, FRANCE-- JUNE 23, 2004-- On June 22, 2004, the Autorite des marches financiers (AMF)-- the French stock market regulator-- announced that it had extended the expiration date of Sanofi-Synthelabo's (PARIS: SAN, NYSE: SNY) revised offer for the ordinary shares of Aventis (PARIS: AVE, FRANKFURT:
AVE.ETR, NYSE: AVE) until July 30, 2004.

Accordingly, Sanofi-Synthelabo confirms that the French offer and the German offer will expire at 23:00 hr (Central European Summer Time), and the U.S. offer will expire simultaneously at 5:00 p.m. (Eastern Daylight Time), on Friday, July 30, 2004.

Sanofi-Synthelabo confirms that holders of Aventis securities may tender, or withdraw their tendered, Aventis securities at any time until the expiration of the offers.

As of the close of business on June 22, 2004, a total of approximately 4,990,000 Aventis ADSs had been tendered in and not withdrawn from the U.S. offer. Because of French centralization procedures, the number of Aventis ordinary shares tendered in and not withdrawn from the offers cannot be known until after the expiration of the offers.





In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105,

Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners. com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.


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INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations


CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                          US
Tel:   +33 1 53 77 45 45        Tel:    +1 212 551 42 93
Fax:   +33 1 53 77 42 96        Fax:    +1 212 551 49 92